Via Facsimile and U.S. Mail
Mail Stop 4720

April 29, 2010

Mr. C. Edward Chaplin
Chief Financial Officer
MBIA Inc.
113 King Street
Armonk, NY 10504

> **Re:** **MBIA Inc.**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **File No. 001-09583**

Dear Mr. Chaplin:

We have reviewed your March 26, 2010 response to our February 26, 2010 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing. In our comments, we have referred to your December 31, 2009 Form 10-K solely to determine your compliance with our outstanding comments and have not otherwise reviewed that filing.

Notes to Consolidated Financial Statements

Note 10: Loss and Loss Adjustment Expense Reserve, page 52

1.   We acknowledge your response to our previous comment two. Please revise your disclosure to clarify the relationship between "issues" (see reference to 95 "issues" in your classified list in Note 12 on page 199), "cases" (see reference to 95 "cases" on page 82), and "loan securitizations" (see reference on page 84 to 30 insured first and second lien mortgage "loan securitizations"). If "issues," "cases" and "loan securitizations" refer to the same thing, please revise your disclosure to use consistent terminology. For example, in footnote 1 to the table on page 199 you indicate that an "issue" represents the aggregate of financial policies that share the same revenue source for purposes of making debt service payments. Is a loan securitization an issue?   Page references refer to your 2009 Form 10-K.

2.   We acknowledge your response to previous comment one and your disclosure on
        pages 55 and 56 of your 2009 Form 10-K indicating that in the fourth quarter of
        2009 you began extrapolating the results from your samples of ineligible loans to
        other loans.   Please revise your disclosure to quantify the impact of this change
        on your total insurance loss recoverable, including the asset for losses already
        paid and the amount netted against your claim liabilities associated with unpaid
        losses.

3.   Please revise your disclosure to clarify how you determined breach rates from the
        33,000 mortgage loans within 30 first and second-lien mortgage loan
        securitizations. In particular, clarify at what level you establish a sample (i.e., an
        individual securitization or groups of securitizations) and to what you extrapolate
        the results from your sample. If your sample relates to a group of securitizations,
        please clarify in your disclosure your basis for grouping securitizations and why it
        is appropriate if, as it appears, each securitization has different underlying
        characteristics.

4.   Please revise your disclosure to clarify whether you have been denied access to
        loan origination files and, if so, its effect on your methodology for estimating
        subrogation recoveries. For example, if you have been denied access to loan
        origination files for a particular securitization, clarify how you were able to
        determine a representative breach rate for that securitization.

5.   Refer to the statement on page 84 of your 2009 Form 10-K that you expect that
        there will be additional ineligible mortgages in the 30 reviewed securitizations or
        in other transactions. Please revise your disclosure to clarify how the
        identification of additional breaches within the currently reviewed 30
        securitizations will impact your estimated recoveries. If you expect an impact,
        please ensure your proposed disclosure explains why if, as it appears, your
        estimation methodology already extrapolates your sample breach rate results to
        the 30 reviewed securitizations. In addition, please revise your disclosure to
        provide some indication about your plans to expand the scope of your reviews
        beyond the 30 securitizations reviewed.

6.   Please revise your disclosures to clarify how your recorded estimated recoveries,
        both the asset amount and the portion netted against claim liabilities, relate to
        your disclosures about claim liabilities and exposures. At a minimum, please
        ensure that you:
        a. Explain how your tables on page 84 of your 2009 Form 10-K related to the
            net par outstanding associated with your RMBS ties to the exposures
            identified in your table of financial guarantees and the related claim

        liability segregated by surveillance categories as presented on page 199 of your 2009 Form 10-K; and

    b. Quantify the number of loans and indicate the gross insured contractual principal and interest payments associated with the 30 securitizations on which you recorded extrapolated recoveries so that readers may understand how these recoveries relate to the information disclosed on page 199 of your 2009 Form 10-K related to the 95 issues on which you have accrued claims liabilities.

7.   Please revise your disclosure to clarify how you would physically recoup your claims payments already made if only future payments inure to the trust when a servicer/seller substitutes defective loans for new ones as indicated on page 198 of your 2009 Form 10-K.

8.   Please revise your disclosures in Note 12 and MD&A of your 2009 Form 10-K to clarify how the $1.6 billion related to estimates of potential recoveries resulting from ineligible mortgages as disclosed on page 196 differs from the $1.5 billion disclosed on page 197. Please further clarify how these amounts relate to the $2.4 billion asset for insurance loss recoverable and the $831 million in expected recoveries on unpaid losses netted against your gross loss and LAE reserves at December 31, 2009.

9.   Please revise your disclosures in Note 12 of your 2009 Form 10-K to provide a rollforward of your total recoveries on ineligible loans including both the asset portion associated with the recovery of already paid losses and the portion netted against claims liabilities associated with unpaid losses. Quantify how much of the activity during the period is a re-estimation of the opening balance. Quantify and explain each underlying reason for material changes depicted in the rollforward.

10.   We acknowledge your response to our previous comment six and your disclosure in Note 12 of your 2009 Form 10-K, including your rollforwards of the loss and LAE reserve and your insurance loss recoverable. Please revise your disclosures in Note 12 to:

    a. Separately rollforward the $831 million in expected recoveries on unpaid losses at December 31, 2009 from your gross loss and LAE reserves;

    b. Clarify how much of the $831 million in expected recoveries on unpaid losses netted in your loss and LAE reserves is related to recoveries on ineligible loans;

    c. Quantify how much of the activity during the period in each rollforward is a re-estimation of the opening balance. If material, quantify and explain each underlying reason for the re-estimation;

       d. Explain and quantify the underlying reasons for the change in assumptions in each rollforward; and

       e. Explain why you indicate on page 201 of your 2009 Form 10-K that insurance loss recoverable increased $1.6 billion related to your review of ineligible mortgage loans when on page 82 you indicate that the amount is $1.3 billion.

11.   It is unclear whether you consider potential recoveries on ineligible loans in your fair value estimate of credit derivative contracts sold or whether you record a contingent gain. Please revise your disclosure to clarify how you considered the contingencies associated with the various law suits associated with credit derivatives that you filed against others as disclosed in Note 24 of your 2009 Form 10-K. Please tell us how your accounting complies with GAAP and reference for us the authoritative literature you relied upon to support your position.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant